
SembCorp
Industries

Co Regn No: 199802418D


05007097

12g3-2(b) File No. 825109

18 March 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 04 2005
WASH., D.C. 179 SECTION

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr


SembCorp
Industries

March 18, 2005

SembCorp Industries divests remaining stake in Pacific Internet

SembCorp Industries Ltd ("SCI") announces that its wholly-owned subsidiary, SembCorp Ventures Pte Ltd, has today entered into an agreement with Kingsville Capital Limited ("Kingsville") to sell its remaining 3,829,373 ordinary shares of par value S$2.00 each in Pacific Internet Limited ("PacNet") at US$7.00 per share. The shares represent approximately 28.8% of the total outstanding shares in PacNet.

Kingsville is an offshore incorporated company and represents a group of investors put together by Titan Capital.

The sale is in line with SCI's strategy to divest its non-core businesses. It will generate approximately S$43.4 million in gross proceeds, representing a gain of approximately S$23 million.

The sales consideration was arrived at on a willing buyer, willing seller basis, taking into consideration the recent trading prices of PacNet's shares on the NASDAQ. The sale price represents a premium of 17% over the closing price of PacNet's shares of US$5.98 on March 17, 2005 and a premium of 16% over the 1-month volume weighted average price.

Assuming that the transaction was completed on January 1, 2004, both SembCorp Group's proforma EPS and NTA per share for FY2004 would have increased by about S$0.01.

Completion of the sale is subject to approval by the InfoComm Development Authority of Singapore.

None of the Directors or controlling shareholders of SCI have any interest, directly or indirectly, in the transaction.

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Media and Analysts' Contact:

April Lee (Ms)
Group Corporate Relations
Tel: +65 6723 3160
Email: april.lee@sembcorp.com.sg
Website: www.sembcorp.com.sg